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                          June 30, 2021

       Stephen J. Benedetti
       Chief Financial Officer and Chief Operating Officer
       Dynex Capital, Inc.
       4991 Lake Brook Drive, Suite 100
       Glen Allen, VA 23060

                                                        Re: Dynex Capital, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 23, 2021
                                                            File No. 333-257318

       Dear Mr. Benedetti:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ronald
(Ron) E. Alper at 202-551-3329 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Anna Pinedo